Exhibit 12.1

Live Nation, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

			Year Ended

	2005	2004	2003	2002	2001

Income (loss) before income taxes, equity in earnings of nonconsolidated affiliates, and cumulative effect of a change in accounting principle	$(68,855)	$11,819	$67,010	$32,642	$(261,959)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	(68,855)	11,819	67,010	32,642	(261,959)
Fixed charges:
Interest expense	52,496	45,474	44,203	62,606	74,977
Amortization of loan fees	*	—	—	—	—
Interest portion of rentals	63,292	61,481	56,105	49,630	46,235

Total fixed charges	115,788	106,955	100,308	112,236	121,212
Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred stock dividends	115,788	106,955	100,308	112,236	121,212
Total earnings available for payment of fixed charges	$46,933	$118,774	$167,318	$144,878	$(140,747)

Ratio of earnings to fixed charges	0.41	1.11	1.67	1.29	**

Rental fees and charges	$180,835	$175,659	$160,300	$141,800	$132,101
Interest rate	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $262.0 million.